UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012 (Report No. 1)

Commission File Number: 000-29742

Retalix Ltd.
 (Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Retalix Ltd. (“Retalix”) hereby notifies its shareholders that it will hold a special general meeting of shareholders (the “Meeting”) at Retalix’s offices, located at 10 Zarhin Street, Ra’anana, Israel, on January 7, 2013 at 10:00 a.m. Israel time. The record date for the determination of the holders of Retalix’s ordinary shares, nominal value NIS 1.00 per share (“Ordinary Shares”), entitled to this notice of the Meeting and to vote at the Meeting is December 10, 2012.

At the Meeting, Retalix’s shareholders will be asked to vote on the following:

1. The approval, pursuant to Section 320 of the Companies Law, of the merger of Retalix with Moon S.P.V. (Subsidiary) Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of NCR Corporation, a Maryland corporation (“NCR”), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Retalix, with Retalix surviving and becoming an indirect, wholly-owned subsidiary of NCR (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of November 28, 2012, by and among, NCR, Merger Sub and Retalix (the “Merger Agreement”); (iii) the consideration to be received by Retalix’s shareholders in the Merger, consisting of $30.00 in cash, without any interest thereon, subject to the withholding of any applicable taxes (the “Merger Consideration”), for each Ordinary Share held as of the effective time of the Merger; (iv) the conversion of each outstanding option, and each warrant, to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option or warrant (the receipt of such cash is subject, in the case of (a) an unvested option, to the subsequent vesting, and the fulfillment of the existing conditions related to vesting, of such option, and (b) an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement, which was attached as Exhibit 99.1 to the Report on Form 6-K furnished by Retalix to the U.S. Securities and Exchange Commission (the “SEC”) on November 29, 2012.

2. Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including any proposal for adjournment or postponement thereof.

The Board of Directors of Retalix recommends that Retalix’s shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

The presence in person or by proxy of two or more shareholders possessing at least 25% of Retalix’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on January 14, 2013 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of the Merger requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof), excluding any Ordinary Shares that are held by Merger Sub, NCR, or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

In accordance with the regulations under the Companies Law, Retalix is publishing a Hebrew language version of the notice of the Meeting in Israeli newspapers on December 3, 2012. Soon thereafter, Retalix will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting.

RETALIX SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding the potential Merger involving Retalix, NCR and Merger Sub and shareholders’ receipt of the Merger Consideration in such Merger include forward-looking statements. The forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, and the actual Merger Consideration payable pursuant to the Merger (if any), to be materially different from any future results, performance or achievements, or from the currently expected Merger Consideration, respectively, or from other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued rollouts with existing customers, continued interest in Retalix's products, perception by leading retailers of Retalix's reputation, potential benefits to retailers, expansion into new geographic markets and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Additional risks related to the proposed Merger of Retalix with NCR and Merger Sub may also cause actual results to differ from expected results. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2011, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release any revisions to these forward-looking statements, that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Retalix intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RETALIX AND THE TRANSACTION. The proxy statement and certain other relevant materials (when they become available) and any other documents submitted by Retalix to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents submitted to the SEC by contacting Retalix’s investor contact, Sarit Sagiv, at 1-877-573-7193 in the U.S. or +972-9-776-6600 in Israel, or by accessing Retalix’s investor relations website at http://www.retalix.com/content/investor-relations. Investors are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETALIX LTD.

Date: December 3, 2012	By:	/s/ Shuky Sheffer
Shuky Sheffer
Chief Executive Officer